A-4
3-30-2004



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C 25
3 25

SEC FILE NUMBER
8-52776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E.S. Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__1395 Brickell Avenue, 4th Floor__
                    (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
            (Name – if individual, state last, first, middle name)

__2 South Biscayne Blvd., Suite 2800, Miami, Florida 33131__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

A-4
3-30-2004

OATH OR AFFIRMATION

I, _Nuno M. Poppe_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

E.S. Financial Services Inc. , as of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JEANNE L FRIEND
MY COMMISSION # CC 935287
EXPIRES: May 9, 2004
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~
- ☒ (f) Statement of Changes in ~~Liabilities Subordinated to Claims of Creditors.~~ subordinated debt
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Auditor's Report on Internal Control required
      by SEC Rule 17a-5





E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Financial Statements and Supplementary Information

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Table of Contents



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

To the Stockholder and Board of Directors
of E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company), a wholly owned subsidiary of Espirito Santo Bank, as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 9, 2004



E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	643,853	—
Cash segregated under federal regulations		141,860	—
Due from broker – failed to deliver		668,545	—
Securities owned, at fair value		3,947,541	2,950,480
Property and equipment, net		91,817	191,000
Income tax receivable from parent		—	222,975
Deferred tax asset		19,331	26,752
Other assets		86,882	343,624
Total assets	$	5,599,829	3,734,831

Liabilities and Stockholder's Equity

		2003	2002
Income tax payable to parent	$	436,143	—
Due to broker – failed to receive		208,384	—
Payable to customers		140,187	34,473
Accrued expenses and other liabilities		107,941	92,336
Total liabilities		892,655	126,809
Commitments (note 7)			
Subordinated debt agreements		2,000,000	2,000,000
Stockholder's equity:			
Common stock, $1.00 par value. Authorized 10,000 shares;			
issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings (accumulated deficit)		707,174	(391,978)
Total stockholder's equity		2,707,174	1,608,022
Total liabilities and stockholder's equity	$	5,599,829	3,734,831

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Operations

Years ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Principal transactions	$ 1,996,732	697,965
Commissions	1,099,930	529,006
Interest income	50,540	47,098
Total revenue	3,147,202	1,274,069
Expenses:		
Employee compensation and benefits	663,882	703,098
Occupancy and equipment	346,264	379,531
Communications	62,651	73,964
Interest	27,819	42,827
Commissions and clearing charges	120,303	78,846
(Gain) loss on disposal of property and equipment	(2,048)	129,449
Other	162,640	152,253
Total expenses	1,381,511	1,559,968
Income (loss) before income tax	1,765,691	(285,899)
Income tax expense (benefit)	666,539	(155,977)
Net income (loss)	$ 1,099,152	(129,922)

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

	Common Stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2001	10,000	$ 10,000	990,000	(262,056)	737,944
Net loss	—	—	—	(129,922)	(129,922)
Conversion of subordinated debt to equity	—	—	1,000,000	—	1,000,000
Balance, December 31, 2002	10,000	10,000	1,990,000	(391,978)	1,608,022
Net income	—	—	—	1,099,152	1,099,152
Balance, December 31, 2003	10,000	$ 10,000	1,990,000	707,174	2,707,174

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Subordinated Debt

Years ended December 31, 2003 and 2002

	2003	2002
Subordinated debt agreements, beginning of year	$ 2,000,000	3,000,000
Decreases:		
Conversion of subordinated debt to equity	—	1,000,000
Subordinated debt agreements, end of year	$ 2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 1,099,152	(129,922)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred tax provision (benefit)	7,421	(26,752)
Depreciation and amortization	74,591	163,591
(Gain) loss on disposal of property and equipment	(2,048)	129,449
Change in operating assets and liabilities:		
Cash segregated under federal regulations	(141,860)	6,034
Due from broker – failed to deliver	(668,545)	—
Securities owned, net	(997,061)	114,644
Income tax receivable from parent	222,975	(129,225)
Other assets	256,742	(108,508)
Income tax payable to parent	436,143	—
Due to broker – failed to receive	208,384	(159,688)
Payable to customers	105,714	34,473
Accrued expenses and other liabilities	57,935	(1,618)
Net cash provided by (used in) operating activities	659,543	(107,522)
Cash flows from investing activities:		
Purchases of property and equipment	(3,360)	(65,910)
Proceeds from sale of property and equipment	30,000	23,740
Net cash provided by (used in) investing activities	26,640	(42,170)
Cash flows from financing activities:		
Overdraft	(42,330)	42,330
Net cash (used in) provided by financing activities	(42,330)	42,330
Net increase (decrease) in cash and cash equivalents	643,853	(107,362)
Cash and cash equivalents, beginning of year	—	107,362
Cash and cash equivalents, end of year	$ 643,853	—
Supplemental disclosure of cash flow information:		
Interest paid	$ 27,819	42,827
Supplemental disclosure of financing activities:		
Conversion of subordinated debt to equity	$ —	1,000,000

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a wholly owned subsidiary of Espirito Santo Bank (the Bank). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc.

In July 2000, the Bank organized the Company, with the purpose of performing broker-dealer services for its customers. During 2000, the operations of the Company were limited to certain development activities. The Company obtained approval of its application and initiated operations during April 2001.

The Company provides its customers with transaction services. Revenue derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company classifies all highly liquid debt instruments with original maturities of 90 days or less as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful

lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(e) Principal Transactions

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) Income Taxes

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the rule. At December 31, 2003 and 2002, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $401,000 and $1,428,000, respectively, in a special reserve account. In addition, the Company had cash of $141,860 and $0 segregated in a special reserve back account for the benefit of customers at December 31, 2003 and 2002, respectively.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2003 and 2002

(4) Securities Owned

The Company's securities owned at December 31, 2003 and 2002 are as follows:

	2003	2002
U.S. government agencies	$ 2,749,169	1,747,543
Commercial paper	1,198,372	999,348
Money market funds	—	203,589
	$ 3,947,541	2,950,480

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2003 and 2002:

	2003	2002	Estimated useful lives (in years)
Equipment	$ 121,496	117,445	3 – 5
Furniture	71,330	166,366	3 – 5
Leasehold improvements	10,930	10,930	2
	203,756	294,741	
Less accumulated depreciation and amortization	(111,939)	(103,741)	
	$ 91,817	191,000	

(Continued)

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	2003	2002
Assets:		
Cash and cash equivalents	$ 643,853	—
Cash segregated under federal regulations	141,860	—
Income tax receivable from parent	—	222,975
Total due from related parties	785,713	222,975
Liabilities and stockholder's equity:		
Income tax payable to parent	436,143	—
Accrued expenses and other liabilities	—	42,330
Subordinated borrowings	2,000,000	2,000,000
Total due to related parties	2,436,143	2,042,330
Net related-party position	$ (1,650,430)	(1,819,355)

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans recorded by the Bank amount to approximately $5.5 million and $3.6 million as of December 31, 2003 and 2002, respectively.

Related-party transactions included in the Company's results of operations for the years ended December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Expenses:		
Interest	$ 27,819	42,827
Management fees (included in other expenses)	60,000	60,000

(7) Commitments

The Company rents office premises under a noncancelable operating lease agreement. This agreement is renewable on an annual basis until 2004. Future minimum lease payments under this agreement as of December 31, 2003 amount to approximately $84,000.

(Continued)

Rental expense amounted to approximately $72,000 and $64,000 for the years ended December 31, 2003 and 2002, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2003 and 2002, represents notes with the Bank at the federal funds rate (1.0% at December 31, 2003 and 1.75% at December 31, 2002), maturing 2007.

During 2002, the National Association of Securities Dealers, Inc. (NASD) approved the conversion of $1 million in subordinated debt to equity.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 10% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second month through completion of the seventh year of employment.

The Company contributed approximately $26,000 and $29,000 to the Plan in 2003 and 2002, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of approximately $4,528,000 and $3,108,000, respectively, which is approximately $4,278,000 and $2,858,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 and 2002 is 0.20 to 1 and 0.04 to 1, respectively.

(11) Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2003 and 2002

broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the nondelivery of customers securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

(12) Income Taxes

Income tax expense (benefit) reflected in the statements of operations for the years ended December 31, 2003 and 2002 consists of:

	2003	2002
Current tax expense (benefit):		
U.S. federal	$ 562,781	(110,337)
State and local	96,337	(18,888)
	659,118	(129,225)
Deferred tax expense (benefit):		
U.S. federal	6,335	(22,842)
State and local	1,086	(3,910)
	7,421	(26,752)
Total income tax expense (benefit)	$ 666,539	(155,977)

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income (loss) before income taxes) for the years ended December 31, 2003 and 2002 and the reported income taxes is as follows:

	2003	2002
Federal income taxes at statutory tax rates	$ 600,335	(97,206)
State income taxes, net of related federal benefit	64,299	(10,248)
Nondeductible expenses	1,905	1,226
Change in valuation allowance	—	(49,749)
Total tax expense (benefit)	$ 666,539	(155,977)

(Continued)

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2003 and 2002

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax asset:		
Start-up expenses	$ 23,216	33,167
Total gross deferred tax asset	23,216	33,167
Less valuation allowance	—	—
	23,216	33,167
Deferred tax liabilities:		
Property and equipment	3,885	6,415
Total gross deferred tax liabilities	3,885	6,415
Net deferred tax asset	$ 19,331	26,752

There was no valuation allowance recorded for deferred tax assets as of December 31, 2003 and 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2003

Computation of Net Capital

Total stockholder's equity		$ 2,707,174
Subordinated debt		2,000,000
Total capital and allowable subordinated debt		4,707,174

Deductions and/or charges:
Nonallowable assets:

Property and equipment	$ 91,817	
Deferred tax asset	19,331	
Other assets	61,882	173,030
Net capital before haircuts on securities positions		4,534,144
Haircuts on securities		5,667
Net capital		$ 4,528,477

Computation of Aggregate Indebtedness

Items included in statement of financial condition:

Income tax payable to parent		$ 436,143
Due to broker – failed to receive		208,384
Payable to customers		140,187
Accrued expenses and other liabilities		107,941
Total aggregate indebtedness		$ 892,655

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness		$ 59,511
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		4,278,477
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		4,439,211
Ratio of aggregate indebtedness to net capital		.20 to 1

Note – See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2003

	Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$ 4,964,672
Adjustment related to income taxes	(436,143)
Adjustment to allowable assets	(52)
Net capital calculation pursuant to Rule 15c3-1	$ 4,528,477

See accompanying independent auditors' report.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2003

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	140,187
Customers' securities failed to receive		208,384
Total credit items	$	348,571

Debit Balances

Customers' securities failed to deliver	$	668,545
Total debit items	$	668,545

Reserve Computation

Excess of total debits over total credits	$	319,974
Required deposit (105% of excess)	$	335,973
Amount held on deposit in "Reserve Bank Account" as of December 31, 2003		401,250
Amount on deposit, including value of qualified securities		—
Amount on withdrawal		—
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	401,250

No differences exist between the above computation and the Company's corresponding unaudited
Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2003

Customers' fully paid securities and excess margin securities
    not in the respondents possession or control as of the report
    date (for which instructions to reduce to possession or control
    had been issued as of the report date but for which the
    required action was not taken by respondent within the timeframes
    specified under Rule 15c3-3). $ —

Customers' fully paid securities and excess margin securities
    for which instructions to reduce possession or control had not
    been issued as of the report date, excluding items arising from
    "temporary lags which result from normal business operations"
    as permitted under Rule 15c3-3. $ —

See accompanying independent auditors' report.



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

To the Stockholder and Board of Directors
   of E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of E.S. Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 9, 2004